

OFFERING MEMORANDUM

facilitated by



Dynamic Jack, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Dynamic Jack, LLC
State of Organization	NM
Date of Formation	12/21/2021
Entity Type	Limited Liability Company
Street Address	400 Gold Ave SW Ste 703, Albuquerque NM, 87102
Website Address	https://dynamicjack.co/

(B) Directors and Officers of the Company

Key Person	Ari Greenwald
Position with the Company Title First Year	 COO 2022
Other business experience (last three years)	**Founder & Senior Operations Consultant** (*Growing Green Problem Solving LLC, May 2021 - Present*) — Management consultants helping cannabis companies optimize operations, improve quality, and solve tough problems. **Facility Director** (*Cresco Labs, April 2019 - April 2021*) — Senior leader of the Yellow Springs, OH Cultivation Site for the multi-state operator. Increased revenue by over 3,000%.

Key Person	Dick Wilkinson
Position with the Company Title First Year	 CAO 2022
Other business experience (last three years)	**Proof Labs Incorporated, Co Founder Chief Technology Officer , March 21-Present** Cyber security consulting firm. Business owner responsible for all technology development and professional services in the company New Mexico Supreme Court, Chief Technology Officer, Feb 19 - Aug 21, Direcotr of all IT services for the Judicial branch of New Mexico

Key Person	Alissa Jubelirer
Position with the Company Title First Year	 CEO 2021
Other business experience (last three years)	Ali Jubelirer is an entrepreneurial, results-oriented attorney with over 22 years of experience as both internal and external counsel, most recently having served as General Counsel for Revolution Global, an Illinois-based cannabis multi-state operator. Ali currently maintains a robust legal, compliance and HR consulting business under the name Shiv & Bones, and counts among her clients: Audacious, a multi-state cannabis operator founder by ex-Aurora CEO, Terry Booth; AeroPay, a cashless payment provider serving the cannabis industry; and several other cannabis and non-cannabis tech companies, including Enova, G2, Grown In and Primary Health. In addition, Ali co-founded CannaMatch in August 2021, a company connecting cannabis licensees to trusted service providers in the industry.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Alissa Jubelirer	39%

(D) The Company's Business and Business Plan

The investment opportunity: building out dynamic jack cultivation

Funds raised will go directly toward building the greenhouse and manufacturing "head house" (with kitchen, lab and employee/office space) so that we can hit our cultivation goals. Our phased plan, which takes us through 2024, contemplates that we reach the maximum 20k plants currently allowed in the State of New Mexico using a combination of outdoor and indoor cultivation. We expect to have an operational greenhouse by February of 2023.

- We began growing outdoor in May 2022, and will have rolling harvests through September and October this year (2022).
- Post-harvest, we will sell our "biomass" and/or begin creating our line of edibles, vapes and concentrates.

- Construction of headhouse begins in Q4 2022, completing construction by February of 2023.

Business Model

With multiple revenue streams, we're building a sustainable foundation for the DJ brand. We'll be generating revenue from cultivation right away; then manufacturing (our biomass and third party); then launching Dynamic Jack and Rude Girl Goodies products; and then, consumption and on-site retail. Leasing parcels of land and water rights to other operators will provide another source of revenue and sharing in utility and security costs will help with costs.

- Cultivation | Phased business plan that increases in size to the maximum 20k plants using a combination of outdoor grow and indoor greenhouse.
- Wholesale & Dispensary | DJ "OG" products like flower and vapes, and Rude Girl Goodies infused edibles line.
- Leasing land & water | Our location provides an opportunity to generate revenue outside of cannabis by leasing land and water to other operators on the property.

Cannabis in New Mexico

DJ's experienced team will service not just the population of New Mexico but also the population that lives near the 500 miles of Texas border, making the available cannabis market one of the biggest in the country. A relatively easy licensing process, low tax burden, and high demand make New Mexico an excellent opportunity for industry growth both now and in the future, when cannabis is legal and New Mexico is one of the best and most affordable places in the country to grow cannabis.

- Unlimited license structure means quicker revenue and eliminates costly delays brought on by litigation (see, e.g., Illinois and New Jersey).
- Border with Texas, the second most populous state after California with 29M people, provides enormous revenue potential, as well as New Mexico's continued growth as a tourist destination.
- Pre-Covid, the number of visits to New Mexico increased to 38M visits in 2019 from 34M in 2015. Based on post-recreational cannabis tourism statistics in Colorado, NM can expect over 3M non-residents will purchase cannabis during NM's first full year of adult use sales - this is more than the entire population of NM.
- Dry and hot climate allows for low-cost outdoor grows for much of the year, making New Mexico a great place to generate revenue quickly in the short-term without a lot of infrastructure/cost; and, an equally great place to grow in the long term, especially once cannabis is federally legal and mass consolidation in the industry occurs.

Introducing Dynamic Jack: A vision for growth and opportunity in New Mexico's cannabis sector.

With an experienced team, a beautiful and strategic location, and a recognizable brand, Dynamic Jack is poised to become a leader in the New Mexico cannabis space. We've already raised over $900K and we're raising additional funds to complete the build-out of our outdoor cultivation and to purchase our indoor greenhouse.

- We began our first outdoor grow in May, with a small harvest in August that we sold as "free frozen." We expect to b harvesting, drying and trimming throughout September and October.
- We have 140 acres of centrally located land, making both distribution and eventual on-site sales and consumption easy: 1 hour from Albuquerque; 1 hour from Santa Fe; 2 hours from Taos and, importantly, 3-4 hours to Texas border cities where Texas consumers cross the

border to make cannabis product purchases.

- Our land is designated as an opportunity zone, with irrigation water rights and endless expansion opportunities. Potential lease and water rights income can further de-risk the opportunity.
- We're starting with outdoor cultivation, but our business plan includes an indoor greenhouses for propagation, a manufacturing facility (kitchen/lab to make concentrates and edibles), a beautiful outdoor event and camping space for on-site consumption, events, and rentals, as well as retail locations both on-site and around the state of New Mexico.

Vision: On-site consumption and retail

We aim to manufacture our line of edibles, Rude Girl Goodies (infused "sister" brand to Rude Boy Cookies, a well-known and much-loved bakery in Albuquerque), on-site. We'll also build out DJ Ranch, a tourism/occasion-focused low-cost outdoor consumption area adjacent to cultivation with an on-site dispensary. These additional revenue streams will help fuel our growth while providing multiple brand touch-points to build loyalty with customers.

- DJ OG Products: flower, pre-rolls, vapes and edibles
- Rude Girl Goodies edibles: chocolates, gummies, cookies, ice cream
- DJ Ranch: "Bud and Breakfast;" bachelor/ette parties, birthdays, concerts

The Team

Ali Jubelirer, CEO

Ali Jubelirer is both an attorney and an entrepreneur. As an attorney, Ali has served as General Counsel/Chief Human Resources Officer to [Revolution Cannabis Co.](), a multi-state cannabis operator (MSO) based in Chicago; advised companies like Audacious (an MSO founded by ex-Aurora CEO, Terry Booth) and Grown In (online cannabis regulatory training platform); and most recently, counsel to Aeropay, a cashless payment platform that supports highly regulated industries like cannabis and gaming.

As an entrepreneur, Ali founded a legal, compliance and HR consulting company under the name Shiv & Bones (the nicknames of her kids), and counts among her clients: Enova (fintech), G2 (SAAS review platform); and Primary Health (healthtech). Ali also founded CannaMatch, a company connecting social equity cannabis licensees to trusted service providers in the industry. Most recently, Ali founded Dynamic Jack, a New Mexico plant-touching cannabis company, which received its cannabis production and manufacturing licenses in March 2022. As Dynamic Jack's CEO, Ali applies her knowledge of the tech and cannabis industries, experience with multiple state regulatory frameworks, legal and HR background, and entrepreneurial drive to run Dynamic Jack, which currently operates on 140 acres about an hour from Albuquerque.

Before entering the cannabis industry, Ali spent almost eight years at Groupon in a variety of roles, culminating with her position as VP & Deputy General Counsel and Chief Compliance Officer. Prior to Groupon, Ali spent six years at Tribune Company as in-house counsel, and prior to that, Ali worked as an associate for five years at Seyfarth Shaw LLP, where she concentrated her practice on employment litigation.

Ali received her B.A. from The Pennsylvania State University Honors Program and attended law school at Loyola University Chicago School of Law. She is a certified Compliance and Ethics Professional (CCEP) and also holds a Senior Professional Human Resources (SPHR) certification.

Ali is passionate about supporting women and has an extensive network that allows her to make connections, big and small, to help support women in the cannabis industry. Ali is a member of Women in Cannabis (WINC), a small group of cannabis executives from across the country. Ali also founded and runs the GC Cannabis Forum, where general counsels at cannabis MSOs across the country meet to discuss topics impacting their practice. Ali has also turned her attention to cannabis investment opportunities, and has a diverse cannabis portfolio including: Happi, a THC beverage company; Jane Technologies, an eCommerce solution for cannabis dispensaries; and Prosperity Farm, a cannabis cultivator in Lesotho, Africa.

In her spare time, you can find Ali taking walks in the City of Chicago, where she lives with her husband, two wonderful kids and beloved dog, Bamba; or you can find her at the farm in New Mexico.

Dick Wilkinson, Head of Sales

Dick Wilkinson is a retired Army Warrant Officer and entrepreneur. After 20 years serving as an intelligence program director in the Army, Dick spent 3 years as a tech executive with the New Mexico Supreme Court where he managed 65 employees and an annual budget of $12M.

Dick now owns his own cybersecurity startup and is an independent consultant with a focus on cyber risk and government administration. He is also a member of the Forbes Technology Council, an invitation-only organization comprised of leading CIOs, CTOs and technology executives.

Dick has been a longtime political advocate for veterans and cannabis patients, helping to shape the discourse on emerging policy and laws in New Mexico. Dick ran for state senate, with cannabis legalization as part of his platform. Dick also established a volunteer and mentoring organization, The New Mexico Veterans Cannabis Alliance (NMVCA), to help veterans create businesses in the New Mexico cannabis industry. The NMVCA now has over a dozen military/veteran-owned companies making strides towards success in the cannabis industry, and Dick personally has mentored many veterans through NMVCA programming. Dick is hyper-connected in the local NM cannabis community, which has enabled him to engage in inventory sales calls in advance of even harvesting our plants.

Amy Dordek Dolinsky, Startup Entrepreneur & Talent Expert

Amy Dordek Dolinsky is a proven leader who is a formidable presence in Chicago business and entrepreneurial circles in addition to the philanthropic and civic community. Amy was named as one of 2019's Notable Women Executives by Crain's Chicago Business.

Amy is the Director of Business Development at Lucas James Talent Partners, a recruiting firm that partners with fast growing, mid-sized companies and Amy's clients range from PE-backed tech companies to multi-state cannabis operators.

Prior to Lucas James Talent Partners, Amy was Chief Revenue Officer and Head of Business Operations for Justice Grown, a multi-state cannabis company, Amy was part of the business development team working to win more than 30 licenses and overseeing sales operations. She was also involved in corporate development raising debt and equity, as well as implementing best practices and recruiting talent.

Amy is known as a sales expert and was a co-founder and advisory board member at GrowthPlay, a private equity backed sales effectiveness firm. She was part of the due diligence and integration of GrowthPlay's four acquisitions and then focused on driving revenue growth helping them to earn #22 on the Inc 500 list in 2017. The company was sold in 2020.

Before that, she managed the Midwest Region for BPI group, a global Outplacement and HR consulting firm, where she led global client relationships while also spearheading account management and marketing activities. She was also a member of the Executive Leadership Team.

Amy is a serial entrepreneur, having been involved in several previous start-ups as either founder or in leadership roles and has experience working in private equity backed firms. In 2018 Amy and her husband, Steve Dolinsky, launched a pizza tour company - Pizza City USA - based on Steve's book "Pizza City USA; 101 Reasons why Chicago is America's Greatest Pizza Town." Pizza City USA offers walking pizza tours and coach tours every weekend. Amy helped Steve launch Always Hungry Media which provides consulting to food, restaurant, and real estate businesses, as well as custom curated food experiences – virtual and in person.

She is on the board of the International Women's Forum Chicago and served two terms as Board President of Meals on Wheels Chicago. Amy is a member of the Economic Club of Chicago, serves on the Advisory Board of Sales Assembly a Chicago based organization for B2B tech organizations and has been a mentor with the Executive's Club of Chicago. Amy has been a mentor at 1871, a Chicago based startup incubator, and a mentor with JCC's Women in Power mentorship program.

Philanthropy is important to Amy and she has been involved with the United States Holocaust Memorial Museum, was on the board of Jewish Vocational Services/Jewish Children & Family Services as well as Reading is Fundamental. She also currently serves on the advisory board of a social media startup and a training platform startup.

Amy is passionate about developing and mentoring future women entrepreneurs and business leaders. This year, she and four other women launched a national network for C-Suite women leaders in the cannabis industry called WINC. Their mission is to support, attract and retain women and diverse leaders to create a more inclusive and diverse industry.

Richard Cole Eastman, Cannabis Regulatory Expert, Legal & Operations

Cole received his law degree from Loyola University School of Law and is a member of the Illinois Bar. Cole has worked for several high-profile political campaigns throughout hiscareer, including the reelections of President Obama and Mayor Emanuel, and following admission to the bar, as assistant counsel to the Speaker of the Illinois House. After working in the Illinois legislature, Cole worked for a Chicago-based multi-state operator calledJustice Grown, where he was responsible for building local partnerships, writing technical sections for applications, submitting permit renewals and state verifications, ensuring regulatory compliance, and writing standard operating procedures.

Currently, Cole works as an attorney in Chicago, focusing his practice on cannabis and hospitality. He is also a partner and general counsel for a craft grow licensee in the State of Illinois, which he won this summer with his team.

Mike Silva, Marketing & Retail

After 20+ years in the Hospitality & Tourism industry, Mike Silva found his entrepreneurial drive in 2007. He co-founded ABQ Trolley Co., now a subsidiary company of the newly named parent company, Albuquerque Tourism & Sightseeing Factory. In 2014, Mike founded Rude Boy Cookies. Rude Boy Cookies is a sweet shop serving fresh baked cookies and ice cream. Mike is a fiercely proud Burqueno, a frequent speaker across the city on entrepreneurship and philanthropy and serves on many boards, including:

- President/UNM Alumni Association

- Board member/Small Business Regulatory Advisory Committee (Mayor appointment)

- Board member/Presbyterian Hospital Foundation

- Foundation Board Member/ ACES TECH Charter School

In 2019, The 20th Annual New Mexico Ethics in Business Awards named Mike the winner of the award for Individual Excellence in Ethical Business Practice.

In 2020, Mike co-founded the community organization, BURQUE Against Racism (B.A.R.) B.A.R. is committed to fighting systematic racism with a goal to lift and support All Black Lives in Albuquerque.

Mike holds a bachelor's degree in Political Science from the University of New Mexico. Mike enjoys Lobo basketball, playing music (saxophone and drums) and spending time with friends and family. Mike has been married for 18 years, has one daughter and two dogs.

Jack Sbertoli, Design & Construction

- Founder and President of John Martin Corporation, a Design-Build Construction & Development firm

- Design team leader for multiple construction markets including cannabis cultivation, processing and retail sectors across the US

- Launched new construction, retail and cannabis market divisions for major firms.

Stuart Sadorf, Head of Cultivation

Stuart Sadorf has been growing outside in Oregon for more than 7 years, and has a thriving wholesale business there called BJS: www.bjsagrade.com. Stuart is known for pulling massive amounts of yield out of his plants, some of which look more like trees than plants. Stuart balances out the rest of the DJ team's limited license MSO experience, not only with his outdoor growing skills, but with his experience in an unlimited license market, and the trials and tribulations that come with an unlimited market (like extreme wholesale and consumer price compression).

Garrett Hazly, Head Grower

- Bachelors in Plant & Soil Science

- Managed IPM and grew for Altman specialty plants in Troup Texas (roughly 500,000 sq. ft. of greenhouses and field space)

- Cannabis advocate

- Experienced beekeeper

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For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	October 14, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Second harvest and winter preparation	$188,000	$235,000
Mainvest Compensation	$12,000	$15,000
TOTAL	$200,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.2 - 0.5%[2]
Payment Deadline	2026-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.96%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.2% and a maximum rate of 0.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	0.2%
$137,500	0.3%
$175,000	0.3%
$212,500	0.4%
$250,000	0.5%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Alissa Jubelirer	39%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Alissa Jubelirer	$60,000	10%	04/06/2024	

(Q) Other Offerings of Securities within the Last Three Years

Issuer is intending on seeking additional equity investment from equity partners via a Simple Agreement for Future Equity. The Issuer does not expect this to impact the overall management of the company

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Historical financial performance is not necessarily predictive of future performance.

Financial liquidity

Dynamic Jack LLC has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Dynamic Jack LLC expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No operating history

Dynamic Jack LLC was established in December 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,062,112	$18,880,068	$33,411,310	$38,708,273	$40,608,774
Cost of Goods Sold	$622,257	$14,249,879	$22,476,005	$25,343,168	$25,655,126
Gross Profit	$439,855	$4,630,189	$10,935,305	$13,365,105	$14,953,648
EXPENSES					
Rent	$33,750	$52,147	$53,711	$55,323	$56,982
Salaries	$188,500	$492,480	$511,699	$531,687	$552,475
Marketing & Advertising	$8,000	$22,000	$24,000	$24,000	$24,000
Professional Fees	$101,333	$206,000	$210,000	$210,000	$250,000
License Fees	$0	$22,553	$205,471	$275,625	$275,625
Operating Profit	$108,272	$3,835,009	$9,930,424	$12,268,470	$13,794,566

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

Issuer is intending on seeking additional equity investment from equity partners via a Simple Agreement for Future Equity. The Issuer does not expect this to impact the overall management of the company

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V